UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*


UTStarcom, Inc.
(Name of Issuer)

 Common
(Title of Class of Securities)

918076100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[X ]	Rule 13d-1(b)
[  ]	Rule 13d-1(c)
[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  918076100





1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
     Donald Smith & Co., Inc.
	        13-2807845

2. 	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)
	(b)  [X]


	3.	SEC Use Only
..........................................................

	4.	Citizenship or Place of Organization
		A Delaware Corporation

Number of           5.	Sole Voting Power    2,064,677 shares
Shares
Beneficially		6.	Shared Voting Power       0
Owned by
Each Reporting		7.	Sole Dispositive Power 2,268,677 shares
Person With
				8.	Shared Dispositive Power   0


9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,268,677 shares


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row(9)lessthan5%

12.	Type of Reporting Person (See Instructions)       IA




Item 1.

(a)	Name of Issuer:  UTStarcom, Inc.
(b)	Address of Issuer's Principal Executive Offices
			1275 Harbor Bay Parkway
			Alameda, CA 94502
Item 2.

	(a)	Name of Person Filing: Donald Smith & Co.,Inc.

	(b)	Address of Principal Business Office:
		152 West 57th Street
		New York, NY 10019

	(c)	Citizenship:    A Delaware Corporation

	(d)	Title of Class of Securities: Common

       (e)	CUSIP Number: 918076100




Item 3.	This statement is filed pursuant to Section 240.13d-1(b),
and the person filing is an investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:   	SEE ITEM 9 OF COVER PAGE

	(b)	Percent of class:   		SEE ITEM 11 OF COVER PAGE

	(c)	Number of shares as to which the person has:
	(i)	SOLE POWER TO VOTE: 		SEE ITEM 5 OF COVER PAGE
	(ii)	SHARED POWER TO VOTE:		SEE ITEM 6 OF COVER PAGE
	(iii)	SOLE POWER TO DISPOSE:	SEE ITEM 7 OF COVER PAGE
	(iv)	SHARED POWER TO DISPOSE:	SEE ITEM 8 OF COVER PAGE

Item 5.	Ownership of Five Percent or Less is NOT APPLICABLE
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [XX].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
All securities reported in this schedule are owned by advisory clients of Donald Smith & Co., Inc., no one of which, to the knowledge of Donald Smith & Co., Inc. owns more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company
 		NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
 		NOT APPLICABLE

Item 9.	Notice of Dissolution of Group
	NOT APPLICABLE

Item 10.	Certification

	(a)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date

Donald G. Smith___________
Signature

President_________________
Title